Filed by Deltic Timber Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Deltic Timber Corporation

(Commission File No.: 1-12147)

The following transcript was made available by Deltic Timber Corporation on October 23, 2017.

***

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EDITED TRANSCRIPT

PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of

Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

EVENT DATE/TIME: OCTOBER 23, 2017 / 12:30PM GMT

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

CORPORATE PARTICIPANTS

Eric J. Cremers Potlatch Corporation - President, COO and Director

Jerald W. Richards Potlatch Corporation - CFO and VP

John D. Enlow Deltic Timber Corporation - CEO, President and Director

Michael J. Covey Potlatch Corporation - Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Clyde Alvin Dillon Vertical Research Partners, LLC - Partner

Collin Philip Mings Raymond James & Associates, Inc., Research Division - Analyst

Gail S. Susan Glazerman Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products George Leon Staphos BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research Ketan Mamtora BMO Capital Markets Equity Research - Analyst

Mark Adam Weintraub The Buckingham Research Group Incorporated - Research Analyst

Mark William Wilde BMO Capital Markets U.S. - Senior Analyst

Paul C. Quinn RBC Capital Markets, LLC, Research Division - Analyst

Steven Pierre Chercover D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

PRESENTATION

Operator

Good morning. My name is Christie, and I'll be your conference operator today. At this time, I would like to welcome everyone to the joint Potlatch and Deltic Investor Conference Call. (Operator Instructions) Thank you.

I would now like to turn the call over to Mr. Jerry Richards, Vice President and Chief Financial Officer, for opening remarks. Sir, you may proceed.

Jerald W. Richards - Potlatch Corporation - CFO and VP

Thank you, Christie, and good morning. Before we start the call, I want to remind everyone that this call will contain forward-looking statements. Please review the warning statements in our press release, on the presentation slides and in our filings with the SEC concerning the risks associated with these forward-looking statements.

Also, please note that a reconciliation of non-GAAP measures can be found on our website at www.potlatchcorp.com.

This call does not constitute an offer to sell or solicitation of an offer to buy any securities or a solicitation of any vote or approval in connection with the proposed merger between Potlatch and Deltic. Stockholders of both companies are urged to read the joint proxy statement prospectus together with the other important information that will be filed by Potlatch and Deltic with the SEC, including a Registration Statement on Form S-4.

I would like to welcome you to the joint Potlatch and Deltic Investor Call and Webcast. With me in the room are Mike Covey, Chairman and Chief Executive Officer of Potlatch; Eric Cremers, President and Chief Operating Officer of Potlatch; and John Enlow, President and Chief Executive Officer of Deltic.

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

This morning, Potlatch and Deltic issued a joint press release announcing a business combination to enhance its position as a leading timberland REIT and lumber manufacturer. While we are excited to discuss the strategic and financial rationale of bringing these 2 great companies together, I would like to first cover Potlatch's third quarter earnings, which were also released this morning.

This morning, Potlatch reported GAAP net income of $33.7 million or $0.82 per diluted share in the third quarter. Excluding amounts related to a lumber swap and an environmental claim related to Avery Landing, our net income was $38.7 million or $0.94 per diluted share. This compares to net income of $24.3 million or $0.59 per diluted share in the second quarter.

Our Resource segment's operating income was $41.8 million in the third quarter compared to $19.5 million last quarter. The doubling of this segment's operating earnings relative to the second quarter was driven by seasonal factors consisting of higher harvest volumes and a larger component of hardwood sawlogs in the South.

In our Wood Products segment, excluding amounts related to a lumber swap, operating income was flat sequentially.

Our Real Estate segment generated operating income of $1.4 million in the third quarter compared to $5.8 million in the second quarter. The decline was primarily due to the sale of fewer acres.

Our business continues to generate strong cash flow. And this morning, we announced that the board has increased Potlatch's annual dividend from $1.50 per share to $1.60 per share. We ended the quarter with cash of $117 million, and we have $20 million of long-term debt maturing at the end of 2017 and early 2018 that we expect to repay with cash on hand.

At Avery Landing, we do not anticipate any further environmental charges beyond the $5 million charge that we took in the third quarter. We expect to realize cash tax benefits of approximately $6 million related to Avery Landing over the next several months. Approximately $4 million of the cash tax benefits will be realized after we sell the property, which we intend to complete by the end of 2017. Included in our supplemental slides is an overview of our outlook for the fourth quarter.

I will now hand the call over to Mike to discuss the merger with Deltic.

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Thank you, Jerry, and good morning, everyone. I'm excited to be in El Dorado, Arkansas this morning with John Enlow to announce the merger of 2 great companies with a long history of timberland ownership and wood products manufacturing. Potlatch and Deltic share nearly identical business models in the Resource, Wood Products and Real Estate segments we both manage. The combination significantly increases the scale of the company as we will own nearly 2 million acres of timberland across 6 states. In Wood Products, we will produce 1.2 billion board feet of lumber and an additional 300 million square feet of panel products. Upon completion of the merger, we will continue to be the timber REIT with the most leverage to lumber prices, and we will enjoy the upside from the continued improvement in U.S. housing.

Given our similar business models and long history, we felt it was appropriate to continue the legacy of the 2 companies with the name PotlatchDeltic upon completion of the transaction. The company will be headquartered in Spokane, Washington, and I will serve as Chairman and CEO, and Cremers will continue as President and Chief Operating Officer. Upon completion of the merger, John will serve as Vice Chairman of PotlatchDeltic, leading the integration effort. The new company will continue to have a presence in El Dorado, which will serve as our Southern operational headquarters.

As you know, Deltic is one of the few remaining C corp's in the industry, and the conversion of these assets into a REIT structure will be more tax efficient and allow PotlatchDeltic to return more capital to shareholders. There are 3 major benefits to the combination of the companies that will provide meaningful synergies and operating improvements going forward. First, there is an opportunity to increase harvest levels on Deltic's timberland by 30% to 40% and convert older and mature stands -- natural stands of timber into faster-growing plantations. Second, Deltic has been operating at sawmills below a full 2 shift basis. And this transaction enables an increase in output -- total output up to 375 million board feet

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

once additional dry kiln capacity additions are complete in 2018. Finally, while this transaction creates a much larger company, there is also an opportunity to reduce corporate overhead, which is currently required to run 2 separate standalone public companies.

There are series of slides accompanying this presentation which provide more deal about the merger and outline the benefits. Before we cover those, let me offer some background about how we got here, and then, John, will provide some comments on why he and his board feel this is the right combination for Deltic.

We approached Deltic about combining our company several months ago. John joined Deltic in March and quickly identified the opportunities I mentioned as to optimize harvest levels and mill output. Over the next several months, we continued discussions with John and his team regarding a merger, and we are pleased to have reached an agreement that benefits both companies.

Under the terms of the transaction agreement, Deltic shareholders -- stockholders will receive 1.8 shares of Potlatch stock for each Deltic share valuing the company at approximately $1.2 billion, plus approximately $240 million of Deltic debt. Importantly, this stock structure will provide shareholders of both companies with the opportunity to participate in the significant upside potential of this combination. We are confident that combining our complementary assets and operations will allow us to create stockholder value in excess of what could be achieved by either company independently.

The merger is expected to close in the first half of 2018 subject to the completion of customary closing conditions, including approval by both Potlatch stockholders and Deltic stockholders in compliance with the applicable Hart-Scott-Rodino requirements. And we look forward to the benefits of the combination.

Now let me turn it over to John for some comments.

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Thanks, Mike. Let me echo Mike's comments wholeheartedly. We're very excited about the potential of the 2 companies combined to unlock value. As we've indicated in previous communications for the past many months that Deltic board and I have explored a wide range of strategic options, both internally and externally. We conducted a robust and competitive exploration process with a number of external parties, while also developing a comprehensive transformation plan to maximize value on a standalone basis. Having considered all the options, the board and I were convinced that this is the best path forward to maximize value for Deltic and for both companies combined.

I'm personally committed to my role as Vice Chairman of the new PotlatchDeltic to work with Mike, the other senior executives and the Board of Directors to ensure we have a successful execution on the potential of the 2 companies combined to unlock value and to capture the significant upside in the Deltic assets we've highlighted previously.

Now let me turn it back over to Mike for additional comments.

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Thanks, John. We very much look forward to working with you to continue our strong presence in Arkansas' communities and to make PotlatchDeltic one of the nation's leading timber REITs. We're confident about the financial underpinnings of this merger and the benefits for the stockholders and employees of both companies.

Excluding one-time cost needed to achieve the synergies, we expect cash available for distribution, or CAD, per share will be modestly positive in year 1, and we expect accretion of approximately 5% in year 2. As you can see on Slide 11 in the materials, we've identified an estimated $50 million of operational improvements in synergies that will lead to an increase in CAD.

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

On Slide 12, we expect combined CAD to grow from $133 million on a pro forma basis in 2017 to $183 million using the same benchmark year with run rate synergies achieved.

We're confident in our ability to attain these synergies, especially with John's knowledge and experience working with Deltic this year. Upon completion of the merger, we will issue approximately 22 million shares of Potlatch stock to Deltic shareholders. Once the merger is complete, Deltic stockholders will see their dividend increase more than 7x the current Deltic rate.

To complete the conversion of Deltic to a REIT, PotlatchDeltic will need to purge an estimated $250 million in retained earnings and profits before the end of 2018. This will be completed with a special dividend of cash or 20% of the amount, and the balance will come from the issuance of shares to all PotlatchDeltic shareholders.

Before opening it up to questions, let me say, again, how excited we are to be combining 2 great companies that will offer investors more scale and liquidity, a larger geographic footprint, more market diversity and sustainable long-term value. For the employees of each company, there will be more opportunities for growth and advancement.

We're also pleased to continue a strong presence in El Dorado and throughout the rural commodities in Arkansas where both companies operate today. As Jerry noted in his comments, we continue to have strong earnings from our core business and expect another excellent fourth quarter.

Christie, we'll now turn the call over to questions.(Operator Instructions) And your first question comes from Gail Glazerman with Roe Equity Research.

QUESTIONS AND ANSWERS

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

I guess, a few questions. In terms of the ramp up in the harvest activity, how quickly do you expect that to happen? What has been the hold-up to-date? Has it been markets or just physical capacity?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Gail, this is John. We expect it to happen -- it's actually beginning already. We've been working over the past number of months to develop the market, put in place the production capacity. All of that is starting to gain traction in the late third quarter and particularly gaining momentum into the fourth quarter. And we feel really confident that will carryover into next year. So it's underway, and we feel like we're off to a good start.

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Gail, let me add, I think especially the positioning of the Deltic assets and the Potlatch timberlands in this area of South Central Arkansas that a number of new mill starts and restarts in this area, which really fit nicely with the timing of an increased harvest level, especially at mature large sawlogs. Conifex here in El Dorado is starting a new mill. They're in the process of that today. We had a lumber company, Canfor, just announced a large expansion at Urbana, just up the road here. I think they announced that this morning or last week. So it's a dynamic and growing market and the timing couldn't be better.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

Okay. And can you talk a little bit about the HBU potential within the Deltic lands? It seems like it's maybe a little bit different than your traditional Potlatch HBU?

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Well, I'll speak to it first and then let John add to it. It's certainly a more downstream business than what Potlatch has been involved in, especially up around Little Rock where there is residential and commercial development that Deltic's been in for a long time. But there is also a very large block of rural recreational land in Central Arkansas in the Heber Springs areas and other ideas around Little Rock that we think is quite suitable for the HBU development work that we've done, which is typically just selling real recreational timberland after we've harvested it. I'll let John add more.

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Yes. So just a little more color on our existing Real Estate business there in Little Rock. It's anchored by our Chenal Valley development, which is roughly 4,200-acre mix used master-planned community. And the other thing that we're really excited about and one of the things that attracted us to the combination with Deltic as a partner is to utilize their expertise to basically jump start the opportunity we saw in the rural HBU in the portfolio. So that's a really nice add and upside going forward.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

And Mike, this might seem like kind of a weird strange question in the context to today. But a trade publication a couple weeks ago talked about you looking at another acquisition in Idaho. And I'm just wondering, I guess, where you stand strategically from you think you'd be able to do incremental deals at this point? Or is the focus all just beyond integrating Deltic?

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Well, we did -- we completed a bolt-on acquisition in Idaho in the third quarter as well as another property in Alabama in the third quarter. You will see that in our -- if you look at our cash position, I think we spent a little over $20 million between the 2 acquisitions combined. And I don't think that -- I don't think anything with this acquisition or with this merger today really prevents us from continuing to try to grow the company going forward. We have a strong balance sheet. I think it's only going to get stronger, and the cash flows in these Deltic assets are going to continue to grow. And I think we're very much still in the market trying to grow the company where it make sense, particularly with bolt-on acquisitions.

Operator

Your next question is from George Staphos with Bank of America Merrill Lynch.

George Leon Staphos - BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

Good luck with the transaction everybody. I guess, my first question, recognizing it's day 1 of the announcement, can you talk to what you think the upward and downward tensions might be in the 5% accretion estimate for CAD in year 2 aside from markets, so just for things that are controllable in your -- from your perspective?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. George, this is Eric. The synergies that we've outlined in the presentation deck of $50 million, we're highly confident those are achievable. And of those, there's really 4 big buckets that we've identified. We've already talked about a couple of those. But Deltic is already well on its way towards achieving a higher harvest levels as well as expanding their lumber production. The REIT tax savings, it's a paper exercise basically. There's no issues with us getting those synergies in 2018. And the SG&A rationalization, we hope to have that complete in kind of 3 to 6 months post-closing. And we feel really good about those synergies. There's additional synergies beyond the synergies we've outlined on this page. They're more operational

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

in nature, things like getting the right log to the right mill, optimizing several cultural practices, best practices and preventative maintenance programs in the mills. So there is a wide variety of additional operating synergies that we expect to realize. It's going to take us time to get after those. And they're -- collectively, they're large, but individually, they're small. But getting back to your question around the plus or minus 5%, I don't think that we're expecting to see much variance outside of that 5%. These synergies that we've identified are pretty hard and fast. And we spend a lot of time in due diligence getting our arms around them, so we feel pretty good about it.

George Leon Staphos - BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

Okay. I've lot of question there, Eric. Can you comment at all on the safety programs in the Wood business of Deltic relative to Potlatch? Are there any programs that need to be employed in the new combined entity? And can you talk a little bit about what's the capital required is for that additional kiln capacity that will allow you to then ramp up? I think you said the production of another 300-million-board-feet-plus in, I guess, year 2 and thereafter?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Yes, George, this is John. I'll comment on those. So on the safety program, first, I guess what I would say is they are very similar safety programs. But as Eric said, part of the opportunity is to look at best practices across the company. Certainly, we'll do that, and to the degree that there's learnings and improvements, then we certainly want to bring those in. The -- in terms of the kiln project, that's at our Waldo Mill. That's going to start in the very latter phases of this year and carryover into next year. And it's in the ballpark of a $4-million-project.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

Okay. Very good. My last question, I'll turn over and jump back in queue. Recognizing in Real Estate, trends vary quarter-to-quarter, was there anything from a forward trend standpoint that we should be moderating because of the lower earnings in 3Q versus 2Q and year ago?

Jerald W. Richards - Potlatch Corporation - CFO and VP

Yes. So George, this is Jerry Richards. In terms of Potlatch's Real Estate earnings in the third quarter, our Real Estate business is fairly lumpy. I mean, we had a couple of larger transactions we completed in the first half of the year. If you recall, our guidance for the year was about 20,000 acres. And when you take what we've done year-to-date through the end of the third quarter plus the guidance of about 3,000 acres in Q4, I mean, that will give you kind of a total for the year of 17,000 acres. There's nothing to be concerned about. Again, it's a lumpy business. At times, it takes a long -- a bit longer to get funding when the funding sources are from the government, or other factors can delay deals. So what we have is some transactions that we expected to happen for the year in the fourth quarter, actually slipping and pushing out a little bit. So it's just a matter of time. Not any concerns whatsoever with markets or what's happening.

George Leon Staphos - BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

Yes. I wasn't actually getting into timing issues, so I appreciate you going through those, just in case, there was anything, again, from a forward trend that we should monitor in terms of sounding like that was the case. So I appreciate it. I'll turn it over.

Operator

Your next question is from Ketan Mamtora with BMO Capital.

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

Just first question on the synergies, different buckets. From the 35% incremental lumber production, how much capital will be needed to boost that production, and what sort of a time line is that? And second related to that is, how much of the increase is baked into your year 2 guidance when you've talked about kind of 5% CAD?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

So Ketan, what we've talked about was the Deltic is well on its way towards expanding that lumber production. There's just a little bit more capital that needs to be spent on kilns. They will need to add operating hours at their mills. But for the most part, that expansion is well underway and we expect to get to it next year. Some of it will slip a little bit into full year 2019 because we won't get the benefit of the full kiln in 2018. But very nominal amounts of capital required for us to get that incremental amount of production.

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

And just to add a little color on to that, I mean, to kind of reinforces Eric's point, it really is the kiln project at Waldo that we just talked about, a very small amount of capital. And then at the Ola facility, we invested heavily in a small-log line the latter part of last year and optimized bucking system for the existing processing line. And it's basically achieving the full potential of those for the remainder of this year and then carried into next year.

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

All right. That's helpful. And then, Mike, can you just walk us through once again on how this kind of earnings distribution of $250 million will work? Just the mechanics of this.

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Yes, Jerry can go through that.

Jerald W. Richards - Potlatch Corporation - CFO and VP

Yes. So Ketan, in terms of that $250 million, I mean, what that represents is earnings has built up within Deltic's history as a C corp, and as part of converting to a REIT that has to be distributed to stockholders, not to go to all stockholders, combined Potlatch and Deltic by the end of 2018. And that will come in the form of 80% stock and 20% cash.

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

Got it. And that's helpful. And then would there be any restrictions on sale of any of the assets once the merger is done?

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Any restrictions you said?

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

Yes. Yes.

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

Michael J. Covey - Potlatch Corporation - Chairman and CEO

No. This business will -- we don't look at anything in the portfolio today and think that it needs to be sold or should be sold. We think they're all a great fit. In fact, most of the businesses can grow and improve, but there's no restrictions on revaluating any of the -- anything in the portfolio.

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

So one thing I would add to that, Ketan, is when we convert Deltic's timberland operations to a REIT, there is a 5-year kind of built-in gain window that we would have to consider. But to Mike's point, that doesn't restrict us from doing thing, but it certainly would be a factor that we would consider.

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

Got it. Okay. That's helpful. And then just 1 of the question coming back to Real Estate, kind of just give us some thoughts on how you all are thinking about valuing this business, especially the Real Estate component, the 1 in Little Rock because as you said, it's slightly different from what you guys are doing. So just help us think about how you guys thought about valuation there? And also the issue of absorption, right, because that's another important element.

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes, Ketan, it is a slightly different Real Estate model than the one Potlatch operates today. As you know, we generally just sell raw land. We sell that raw land at values that tend to be multiples of what that land is worth from a timber standpoint. Whereas Deltic's real estate business tends to be more downstream. It's real estate development around Chenal Valley as John talked about earlier. I think the great news is that Deltic is well over half the way through developing that Chenal Valley property. There is a lot of momentum in west Little Rock to continue building out that property. They have a lot of momentum selling both lots and commercial acre -- residential lots and commercial acres. So they're well underway with that. I think the one thing that Potlatch can do to perhaps add value to what Deltic is doing on the real estate front as Mike spoke about is we can further expand their rural HBU land sales program. I think if you look at our track record over the past 5 to 10 years, we've demonstrated that we can sell -- we know there's 20,000 acres a year, we call it same-store sales are generally small tracts of land. But year-in, year out, we'll sell about 20,000 acres of land. And there's opportunities with Deltic's land holdings for us to bring similar stratification to their business and realize that opportunity.

Michael J. Covey - Potlatch Corporation - Chairman and CEO

John, you want to speak to absorption?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Yes, Ketan, just add a little more color on the Chenal Valley potential going forward. So part of what we've done over the past 7 months is looked at the competitive position of all of our businesses, understood what the potential was in terms of kind of best-in-class performance. Part of that for the real estate business was to really understand the market on a deep level kind of the market drivers there in Little Rock and put together a go-forward plan that captures the full potential of absorption in terms of our go-to-market strategies, the different products that we offer, all of those kind of things. So the outgrowth of that is, with that work combined with strengthening commercial activity, we see the absorption going forward being upside to what we've seen over the last couple of years.

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

Ketan Mamtora - BMO Capital Markets Equity Research - Analyst

Okay. That's helpful. And just 1 last question. You've obviously became now a very large player in Arkansas, in timberland. I'm just curious, can you do anything to kind of draw more converters into your fiber basket?

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Well, it sounds big, but in the scheme of timberland in Arkansas, we're still fairly small. I think there's around 15 million private acres in timberland in Arkansas, another 5 million is public. So we have a fairly small footprint in the grand scheme of things. But I also think if you look at the converters that are in place here, West Fraser has multiple facilities; Interfor, Canfor, Georgia-Pacific is in a lot of places. All of these are world-class manufacturers. Not to mention the PotlatchDeltic facilities, there's 3 mills as well as an MDF plant now will be when we close. So all these companies have announced capital additions and expansions in Arkansas. It's a great place to do business. Timberland is plentiful. The proximity of the Texas market is a real plus here. We're a 4-hour drive to Dallas. And I don't think there's really anybody positioned closer to that market than these mills in South Central Arkansas. So it's an exciting place to do business, and it's going to get better.

Operator

Your next question is from Collin Mings with Raymond James.

Collin Philip Mings - Raymond James & Associates, Inc., Research Division - Analyst

Congrats on the transaction. First, just maybe strategically, Mike, just expanding on some of the other questions, just talk a little bit more about just the concentration of the combined entity in Arkansas. And then, just given this expanded operating platform that the combined entity will have, how you think about moving forward and expanding in other areas in the U.S. South? Maybe outside of that Gulf South region that you've talked about, again, looking at bolt-on acquisitions, but maybe further diversifying in the South just given the expanded platform in particular?

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Well, as you know, the geographic concentration in Arkansas when Potlatch was a much smaller, certainly, was a risk for us. And mill closures during the financial recession caused us to have to reduce harvest and lose value. But I think not only is that period in time behind us, but with the Deltic facilities combined with the Potlatch facilities, we just got a lot more options to work with now, not to mention the external customers. So I don't think the geographic timberland concentration to me is a concern at all in Arkansas with a -- the wider footprint we have in a number of customers. Our acquisition strategy to grow the company remains focused in the U.S. Central South, Alabama, Mississippi, Arkansas, Louisiana, touching those states. And I think we have a good platform in all 3 states. Very small footprint in Louisiana that Deltic has, but certainly, in Alabama and Mississippi and here, I think that's where we'll focus our acquisition and growth efforts. We will not venture outside of the Gulf Central South into the Southeastern seaboard. There's just too many -- too much competition there.

Collin Philip Mings - Raymond James & Associates, Inc., Research Division - Analyst

Okay. That's helpful color. And then moving to the dividend increase, again, normally the board, it seems historically has taken a harder look at this a little bit later in the year. Can you just maybe touch on that decision? And how the pending deal is factored into the dividend bump?

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Well, as we mentioned, we have $117 million in cash at the end of the quarter. That was after completing a $20-some-million worth of timber acquisitions in the third quarter and paying our third quarter dividend. So the cash position of the company continues to increase. The board feels really confident about the combination of these 2 companies going together. And I think the dividend increase time now rather than in December

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

is just a signal about the confidence they have in the business and our ability to generate cash in the combined businesses. So it's time to return some of that to shareholders in the form of bigger dividend.

Collin Philip Mings - Raymond James & Associates, Inc., Research Division - Analyst

Understood. But it sounds like a lot of the decision was just kind of based on current operating fundamentals as opposed to any sort of incremental accretion, which again would seem like -- extends the runway for future dividend growth. Is that fair?

Michael J. Covey - Potlatch Corporation - Chairman and CEO

I think it's both. Yes, I think, certainly, our existing business was doing very well, and we're very confident these combined businesses are going to do better. And so hopefully, this is the beginning of a longest stream of dividend increases going forward.

Collin Philip Mings - Raymond James & Associates, Inc., Research Division - Analyst

Okay. And then maybe switching to John, just particularly from your position, can you talk a little bit about how the exchange ratio was established, especially given the clear opportunity that you guys had outlined to better optimize cash flow going forward?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Yes. So we look at it, we kind of triangulate it from 3 different perspectives, principally looking at the relative contribution of the 2 companies in terms of their cash flow contribution going forward. That was 1 perspective. The other was, I mentioned that we were in a competitive process. So obviously, we thought about the value relative to other opportunities on the table. And then, we also squared it back with our view of the underlying value of the -- net asset value of the company and the asset. So when we triangulated it in that direction, we felt like we landed in a really great spot that there was a good value for the combined companies going forward.

Collin Philip Mings - Raymond James & Associates, Inc., Research Division - Analyst

Okay. That's helpful. And then just 1 last one from me as far as -- a more housekeeping. Just thinking about the combined Real Estate platform, again, a couple of questions already on this front. But just, Mike, just how you think about capital commitment to that going forward? Again, historically, Deltic had put some more capital in than you guys have. Would you look at kind of ratcheting that up? Are there potential opportunities to put more capital in some of maybe the legacy Potlatch lands? Or is that something that maybe you'd wind down over time just to reduce the risk profile?

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Well, I think once the merger closes, we'll certainly take a deeper dive with John and look at what makes sense for the business in terms of how to maximize returns. We're certainly not averse to continuing to invest capital in downstream real estate business, if that's the best way to convert those assets to cash for the shareholders. So I do not think it's going to change our view on any legacy Potlatch land. It's a totally different character of the property that's outside of Little Rock and the Chenal Valley than anything Potlatch owns. So our land base is strictly with very few exceptions real recreation land. So we'll scrub it once we get closed. But I think that -- I think John and his work here over the last several months is on a good course and understands it well.

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Collin, just to add a little color to that for our capital requirements on the existing real estate business. The important thing to understand is that, that development has been ongoing for a number of years, and the real heavy capital lift is well behind us. Going forward, it's really just the kind of the street infrastructure for the neighborhoods that we open. And so you're talking low single-digits in terms of millions per year in capital requirements. So fairly modest relative to the cash flow return.

Operator

Your next question comes from Mark Wilde, BMO Capital Markets.

Mark William Wilde - BMO Capital Markets U.S. - Senior Analyst

Congratulations. Just let me come back to the issue of kind of harvest volumes off of the Deltic land. You talked about kind of pulling them up from the current rate, which I think last year was a little less than 2.5 tons per acre. I'm just curious, like is there going to be like a 5 or 10-year bubble in a sense that where you really are kind of playing catch-up to bring the harvest age down and clear-off some of this cumulated inventory? Or should we think about just more of a kind of a steady and sustained ramp up over time?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes, Mark, this is Eric, I'll take that one. There is a significant amount of mature timber that Deltic has on its ground that we will get after here in the near term. You will see a ramp up from where they have been operating. And then after, I suppose, 10 years, that will moderate. But these are not huge swings that we're talking about. So you will see an increase, but not a huge decline after that.

Mark William Wilde - BMO Capital Markets U.S. - Senior Analyst

Okay. I was just trying to get a sense of, when you think about a big deal one of your competitors did out in Washington State a few years ago, they had several years where they could really accelerate the harvest, and now it's coming back to a more of a normal level.

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. No, this won't have a significant drop-off. I mean, it may go down a couple of 100,000 tons from -- I don't know, if I gave you a range, I'd say it's 1.8 million to 2.2 million tons a year for basically now to perpetuity.

Michael J. Covey - Potlatch Corporation - Chairman and CEO

And Mark, the real driver there that make sustainable over time is the change in the forest management practices going forward. You've heard us talk about, we've got roughly 23% of our current ownership that's slower growing, higher quality natural stands. So that's mature volume that can be brought to market and then put into faster-growing plantations. And then in our -- the rest of our plantation land base, there's significant opportunity to more intensively manage those to up the growth rate across the estate. So that kind of feels in behind the initial surge of mature volume and makes that sustainable over time.

Mark William Wilde - BMO Capital Markets U.S. - Senior Analyst

Okay. And then John, I'm just curious will there be some details on just sort of historical numbers on the real estate -- on your Real Estate business coming out? I went back to a slide deck, we went through with you guys back in May out in Seattle, I think, I didn't see any numbers on there where you really broke out the financials on the Real Estate component?

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Yes, Mark, we're happy to talk with you offline. And we can give you -- field any questions that you have. That's probably the most appropriate way to field it.

Mark William Wilde - BMO Capital Markets U.S. - Senior Analyst

Okay. That's fine. And then the last question I had. Mike, is it possible to get an estimate for what kind of cash costs for the synergies would be? And then any change in control payments?

Jerald W. Richards - Potlatch Corporation - CFO and VP

Yes. So Mark, this is Jerry Richards. I mean, overall, we look at cash costs. They're probably somewhere around $20 million. And that's all-in, including adviser fees in terms of the transaction, change of control as well as cost to achieve the synergies. And if you were to break that down, it's probably roughly half in each of those 2 buckets, i.e., transaction-specific costs as well as costs to achieve synergies.

Operator

Your next question comes from Steve Chercover with Davidson.

Steven Pierre Chercover - D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

Congratulations. So a quick question on first of all Deltic and the MDF plant. Is it still the part of the 50-50 JV? And does this deal trigger change of control? It doesn't sound that way?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Steve, this is John, I'll field that. We bought out that partnership a few years ago. So it's wholly-owned by Deltic and there's no restrictions in terms of deal implications going forward.

Steven Pierre Chercover - D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

Okay. And then it looks like the Deltic sawmills, actually, the MDF plant 2 have been operating well below their rated capacity. So once you've finished the kilns and whatever other debottlenecking, will they be up to that rated capacity?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Yes, so let me speak to Del-Tin first since we're on that subject. You're probably aware we talked about that we had a substantial press rebuild that took place in August. That was complete in the third -- or the third week of August to really address some issues that had hobbled us over the last year or so. We're extremely pleased with how that has gone. We're 6-or-so weeks away from that startup. The startup went great. We're operating in the high 90% uptime. And our run rates on a weekly average basis have far exceeded what we had in the pro forma for the balance of the year and are actually approaching. And in some cases, ahead of the run rate that we had in the pro forma for next year. So that's been a great success. Product quality is high. Our thin board percentage is right on target. That's a really high-margin product for us. So that has gone awesome. Back to your sawmill -- your question around the sawmills. It really goes back to what we've talked about thus far in the call. It's realizing the full run rate potential of the investments that have already been made in Ola. There's the potential for additional kiln investment later on to even further that

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

at Ola. And then at Waldo, it's the kiln project that we talked about for the latter part of the year. And those 2 will put us on the pace to achieve the numbers that we talked about.

Steven Pierre Chercover - D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

A few other quickly. Evidently, Southeastern Asset Management has lost the deal. Do you have any idea whether they will remain shareholders in the merged company?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Steve, I can't really speculate on what individual shareholders will do. I guess, what I can say with absolute confidence, we think this is the right path forward, and we believe shareholders will enthusiastically embrace that.

Steven Pierre Chercover - D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

Great. Last one. There's been very little mention of Deltic's oil and gas revenues. So is it just not material with oil at $50?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

It's a meaningful cash flow stream for us. And you can see in our historicals that as oil prices recover, it can be really substantial. And we feel like that potential is out there at some point.

Operator

Your next question comes from Chip Dillon with Vertical Research.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

I had a quick question. Just first of all, when we look at the Real Estate, the Deltic -- that division historically, is it fair to say that -- I mean, in a very rough sense that, I see the book value is around $60 million. You mentioned a lot of the investment has -- is behind you in terms of getting that ready for sale. And so, I mean, would a rough valuation of present value of like double that number be in the ballpark of at least how maybe you guys at Potlatch looked at the valuation as you put together your bid?

Jerald W. Richards - Potlatch Corporation - CFO and VP

So Chip, if I may, this is Jerry Richards. I'm going to jump in and just say it's pretty mature to start talking valuation of individual components. We will be filing, as we mentioned in comments, an S-4 here in the next 30, 60 days. And in there, we will provide pro forma financial statements. So we have a fair bit of work left to do on that, and that information will be coming.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

Understood. And then second question has to do with the taxation on -- of special dividend. This is the first conversion. And I know this is happening inside of the new Potlatch that we've seen since the 3.8% additional Medicare tax, I'll say it very objectively, was imposed on folks. And I noticed in at least on the term sheet that you put up that the 1 pager, that you mentioned that maybe some people would pay a 20% tax. I don't know anybody that's going to pay 20% tax on federal dividends. That would avoid the 3.8% Medicare tax. If you know how to do that, let me know. So

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

it's really 23.8%. And then -- then, of course, if you have folks in California, that number could get up close to 30%. And so obviously, since the full

$250 million is going to be reflected on people's 1099s, it's going to actually require a number of individual shareholders and maybe even other entities for (inaudible) et cetera to have to dig in their pockets to pay that tax. And I just didn't know if you thought because things were different from like when you all, at Potlatch, did your conversion now that we have this Affordable Care Act Medicare tax of 3.8%, if you thought maybe you might want to change that to like 25-75, and if you're open to that because that might be an issue.

Michael J. Covey - Potlatch Corporation - Chairman and CEO

So Chip, on terms of all of those factors, Medicare tax, et cetera, I mean, our intent in the slides was just to stay in the high level. So you're right. Those are all considerations that shareholders would have to consider. I think it's pretty safe to say that we're pretty confident in the 80-20 split that we didn't -- not necessarily thinking about jumping that cash component up.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

Okay. And then I know I think it was you, Eric, you mentioned that the built-in profits period was 5 years. I thought it used to be 10 years. Did that change somehow? Or why is that 5 years, for the tax on the built-in gains on the Deltic side once they convert?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes, Chip, that actually did change here fairly recently. If you recall one of our large competitors converted to a REIT in 2010. And that built-in gain period only applied to them for 5 years because that change was made before that window lapse. So it is 5 years going forward for the Deltic timberlands related operations.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

Okay. And then one last one. On Slide 12 of the presentation, which shows the CAD bridge, you mentioned 20% of the $50 million is tax savings. Now I noticed, for example, last year, Deltic's tax expense was $3 million. I know there was that 1 year -- a couple of years ago it was higher because, I guess, there was a lot -- there were a lot of sales. But I mean, I know Potlatch's effective tax rate with all the non-reactivities is 15% to 20%. So I guess, my question is this is, does that 20% include the fact that these synergies will now happen within -- partly within Deltic and now that Deltic is not a C corp, you sort of are giving credit for them not having to pay tax on at the same rate as they would have had to pay. Does that make sense? Is that fair that's also included?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

The simplest way to think about, Chip, is that, today, Deltic is not harvesting near the rate they will be in the future. At those higher harvest levels, they're -- were doing the business. We call it Resource. We'll be generating significantly higher earnings and cash flow. And of course, as a timber REIT, those earnings are passed through to shareholders. Whereas as the C corp, they're taxed at C corp rates. So that $10 million is from the higher harvest volumes that we anticipate getting here shortly.

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Chip, this is John. The other thing I would add to that just as a reminder that there's a little bit of noise in our historical tax, particularly, in 2016 where we had the 1-year benefit of the TREE Act, which reduced our effective tax rate to 20%.

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

Okay. And just a housekeeping note. Should we assume there's not a call tomorrow since we -- since you all have reported and we can call you today?

Michael J. Covey - Potlatch Corporation - Chairman and CEO

That is correct, Chip. We, actually, in the 2 press releases this morning merger announcement as well as the earnings release indicated that call had been canceled.

Operator

Your next question is from Mark Weintraub with Buckingham Research.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

First, just wanted to -- on the lumber side, just to make sure I understand. So the 420 million board feet. Is that where you're expecting lumber production to end up? Or is there -- as some of these projects are finalized, does this go higher than the 420 million board feet?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. So Mark, this is Eric. Our current plans are to continue along the path that Deltic has outlined, ramping up the production of their mills. Our view and I think Mike spoke to it in the notes is that we expect to get their mills up to combined around 375 million board feet. Certainly, Potlatch has got a demonstrated track record. Every year, we find ways to increase our production and shipment levels. Each of the last 2 years, we've been up in the 7% to 10% a year increase. We hope to do that with the Deltic mills going forward. But for now, I think the plan is to get them up to 375 million feet.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Okay. And so where -- in the synergy and operational efficiencies table, you talk about $17 million, $18 million from expanded lumber production. That includes going from where to where?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Well, that would include taking them from their historic volumes of around 275 million feet up to the 375 million feet that we just spoke about.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Okay. So for a 100 million board feet an incremental $17 million, $18 million. So presumably, you're using -- in that analysis you're using kind of current run rates of profitability, or pricing and input costs.

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Correct.

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

And then on the -- so on the harvest increase where you talk about an incremental $10 million of CAD, is that also using current profitability levels? Or does that bake in a likely improvement in Southern saw timber pricing?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Well, we do anticipate modest improvements in pricing in the South. However, the majority of that uplift in CAD from the Resource business is going to come from the higher harvest volumes.

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

So let me just kind of add a little color to both of those questions. We normally would report earnings in early November. With this deal, we're working really hard to try to pull that up and anticipate we'll release earnings tonight. And in that earnings release, we'll provide guidance on where we expect to land in terms of volumes for the year for all of our businesses. So you'll be able to see in there kind of what the point is for this year in terms of harvest volume, mill productivity, all of those kind of things.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Okay. And so where also on a net basis would your saw timber harvest be relative to your consumption -- this is just for the Deltic business, for the consumption of saw timber when you kind of hit the run rates built into the post-synergies and operating efficiencies being realized?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Yes. So I don't have a precise number for you. But I think it's fair to say that with the pretty significant ramp up in, as we talked about in the range of 30%, 40%, our harvest will generally exceed our internal usage. And certainly, the real opportunity is to rationalize marketing for our margin optimization by further utilizing external markets where that makes sense.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Great. Could you just build on that last one? I didn't fully understand what you meant on the last point.

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Well, it's a little bit of kind of going back to the historical approach of Deltic was more bringing the majority of its logs, if not all of its logs also its own lands into its internal mills. And we see a real marketing opportunity and freight optimization, margin optimization opportunity that we're already starting to execute on and certainly will even further expand in the combination with Potlatch team.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Okay. So based -- part of that 35% -- the $17 million, $18 million of profitability improvement is a function of -- is marketing changes as opposed to just incremental production. Is that how to understand that?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

When you say marketing changes, what do you mean by that, Mark?

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Well, I thought just -- I thought I was just repeating what I heard, maybe I heard wrong. They had previously been internally using all of the saw timber. And now some of it's going to go to other buyers who may be are going to effectively pay more than if they had been used internally?

John D. Enlow - Deltic Timber Corporation - CEO, President and Director

Yes. So I don't think we want to confuse the issue there. The principal and primary driver is going to be the volume increase. And there's some additional added benefit from margin rationalization. But certainly, the heavy hitter is the volume increase.

Operator

You have a follow-up question from Gail Glazerman with Roe Equity Research.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

Just to get to a last few couple of quick market questions and housekeeping. That guidance you gave for Wood Products in the fourth quarter, does that include anything from the swap? And then just generally, if you can talk about what you're seeing in Southern pricing maybe looking out to 2018 and also some thoughts on the trade dispute?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. So Gail, so we have not included anything in the fourth quarter for the swap. As you know, we took a write-down of the swap in Q3. That particular product, Southern Yellow Pine, 2 x 6, is currently trading very close to the swap price. So we don't expect much of a change from here. It's too early to start talking a lot about 2018. But I think most prognosticators FEA, RISI, et cetera, anticipate higher lumber prices next year, modestly higher lumber prices next year over this year. So certainly, that will benefit our Wood Products business, and that will also flow into our Resource business. As you know, 70% of our sawlogs in Idaho are indexed to lumber prices. So we expect our Resource business to benefit as well.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

Okay. I was kind of asking more just specifically about Southern log prices for next year. Any sign of movement or momentum?

Eric J. Cremers - Potlatch Corporation - President, COO and Director

Yes. So I think Southern log prices, it seemed to have found the bottom. You're seeing a ton of steel go up in the South. I mean, just look at these announcements from Canfor here just recently. And GP announced exploring a new mill. I mean, there's tons of steel going up in the U.S. South. And we're not yet at levels of consumption to where we were pre-recession. But we are working our way towards that 80-million-ton a year number across the U.S. South. And I think and do foresee, we'll see modest improvements. And I do think you might start to see a little bit next year.

Gail S. Susan Glazerman - Roe Equity Research, LLC - Senior Analyst – Paper, Packaging and Forest Products

Okay. On the trade dispute, just any developments or thoughts how that might payout with the final [deed] is coming in place and just continuing negotiations?

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Yes, Gail, discussions continue government to government on, I think, a fairly regular basis, but I don't see any big cracks in negotiations on either side. The final determination of the CBD and AD, I think, is November 13 or 14, something like that. But we continue to believe, as members of the U.S. softwood lumber coalition that a quota system is best and I think best serves the long-term interest of the industry in the United States, and we continue to push for that.

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Christie, I think we have time for one more question before our time runs out here.

Operator

Sure. And your next question is from Paul Quinn with RBC Capital Markets.

Paul C. Quinn - RBC Capital Markets, LLC, Research Division - Analyst

Just I think I read through something the expected time on the transaction close is first half of 2018. Maybe you could talk about expected date of shareholder voting, and what other regulatory approvals are required?

Michael J. Covey - Potlatch Corporation - Chairman and CEO

So just a big picture. We talked about closing in the first half of the year. Hopefully, it's towards late in the first quarter, early in the second, we hope we'll file the S-4 and the proxy in about 40 to 60 days. And the shareholder votes take -- they have I think it's 20-day minimum waiting period before the shareholder votes and neither company has scheduled those yet. So I'd expect those are sometime in the early first quarter. Hart-Scott-Rodino approval through the U.S. Government is probably the pacing item. We're not concerned about getting the approval, but there's a regulatory period that we have to go through to get that. And so all those things still point us on track for sometime in the first half of the year and hopefully towards the end of the first quarter.

Operator

We've reached our allotted time for questions. I will now turn the call back over to Mike Covey for any closing remarks.

Michael J. Covey - Potlatch Corporation - Chairman and CEO

Thank you, Christie. Thank you for all the investors. For your questions, Jerry will be available all day to answer your questions. And we look forward to speaking with you. Thank you.

Operator

Thank you. This does conclude today's conference call. You may now disconnect.

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OCTOBER 23, 2017 / 12:30PM, PCH - Q3 2017 Potlatch Corp Earnings Call and Discussion of Combination with Deltic Timber Corp to Create Timberland REIT and Lumber Manufacturer

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ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Potlatch Corporation (“Potlatch”) and Deltic Timber Corporation (“Deltic”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Potlatch and Deltic will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Potlatch registration statement on Form S-4 that will include a joint proxy statement of Potlatch and Deltic and also constitutes a prospectus of Potlatch. Potlatch and Deltic also plan to file other documents with the SEC regarding the proposed merger transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Potlatch and Deltic. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF POTLATCH AND DELTIC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Potlatch and Deltic will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Potlatch’s website at http://www.potlatchcorp.com under the Investor Resources tab (in the case of documents filed by Potlatch) and on Deltic’s website at https://www.deltic.com under the Investor Relations tab (in the case of documents filed by Deltic).

Potlatch and Deltic, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Deltic and Potlatch in respect of the proposed merger transaction. Certain information about the directors and executive officers of Potlatch is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 3, 2017 and its Current Report on Form 8-K, which was filed on May 1, 2017. Certain Information about the directors and executive officers of Deltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 20, 2017, its supplement to the proxy statement for its 2017 annual meeting of the stockholders, which was filed with the SEC on March 30, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on September 1, 2017, May 2, 2017, March 8, 2017 and February 27, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about Potlatch and Deltic that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between Potlatch and Deltic, the proposed impact of the merger on Potlatch’s financial results, the estimated distribution of Deltic’s accumulated earnings and profits, and the integration of Deltic’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about Potlatch and Deltic. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of stockholder approvals, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Deltic’s operations with those of Potlatch will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by Potlatch’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; the estimation of Deltic’s accumulated earnings and profits is preliminary and may change with further due diligence; general competitive, economic, political and market conditions and fluctuations, including changes in interest rates, credit availability, adverse weather, cost and availability of materials used to manufacture products, natural gas pricing and volumes produced; changes in the regulatory environment; the cyclical nature of the industry in which the parties operate; and the other factors described in Potlatch’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC, or described in Deltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its most recent Quarterly Reports on Form 10-Q filed with the SEC. Potlatch and Deltic assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.

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